McCormick & Schmick's Seafood Restaurants, Inc.
720 SW Washington Street, Suite 550
Portland, OR 97205

October 28, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  McCormick & Schmick's Seafood Restaurants, Inc.
  Registration Statement on Form S-3 (File No. 333-129235)

Ladies and Gentlemen:

McCormick & Schmick's Seafood Restaurants, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company's Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-129235). Before the registration statement was filed, the Company inadvertently released an announcement of the proposed offering that, among other things, identified the underwriters. Because the release was made before the registration statement was filed, the release did not fall within the safe harbor of Rule 134 under the Securities Act of 1933, as was intended. Accordingly, the Company has determined that it is desirable to withdraw the registration statement and the previously announced offering. No shares of the Company's common stock have been or will be sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Robert J. Moorman of Stoel Rives LLP at (503) 294-9249 or James M. Kearney of Stoel Rives LLP at (503) 294-9444.

Sincerely,
/s/ EMANUEL N. HILARIO
Emanuel N. Hilario Chief Financial Officer